Filed by Lincoln National Corporation

(Commission File No. 1-6028)

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Jefferson-Pilot Corporation

Commission File No. 1-5955

Employee Meeting Transcript

October 10, 2005

Thank you and good afternoon, everyone.

It was interesting walking down to – I’m at 2 Commerce Center now, and most of our Philadelphia-based employees are actually at the Westin Hotel. And the reason that we’re here is we have superior capabilities for doing the AV presentation and discussion than what we were able to do at the Westin. But you seldom see as many confused faces as when you’re walking down the street and everybody’s walking and in this case east on Market Street, and we’re walking west on Market Street. And you see people turn around and they start following you and everything. “Say no, no, no, we only have 100 people that we can fit in the auditorium,” and I understand there’s something like 900 people down at the Westin, so quite a turnout.

This morning’s announcement about the Lincoln and Jefferson Pilot is very, very exciting news for both organizations, and I’m happy to have a chance to be here live and it’s going to be rebroadcast for those employees around the country unable to see it live, to talk about my views with all of you what compelling opportunities this transaction offers to us.

It is what we are calling a merger of equals; the two companies are very similar in size with one another. Lincoln is the accounting acquirer here, but that’s technical site stuff and what this really does is brings two companies with extraordinarily powerful distribution capabilities together so that we can continue to have market-leading positions.

What I’d like to do is talk a little bit more and drill down a little bit further. I’ve already indicated it does create a very powerful distribution organization. Just want to have a little sidebar around that for a moment, just to give you an idea. We did some things that were unusual when you’re looking at putting two companies together because we really wanted to make sure is this something more than a short-lived good idea. So some of the stuff we did that was out of the ordinary – Dennis Glass, their CEO, met with a group of our senior line executives. I met with some of his senior line executives. We met together. I met with members of their board of directors. He met with members of our board of directors. Members of our board of directors met together with one another.

And when I was meeting with the members of Jefferson Pilot’s board of directors, their Executive committee, and they asked me, “what do you think some of the biggest challenges might be inside of this combination?” I said, well I said very clearly if you look at the companies you see companies that have a lot of skills, and I said and a lot of complementary skills. I said, those skills could be our best friends or they could be our worst enemy. And what we have to try to figure out is it going to be friend or foe because if it’s foe we shouldn’t go any further. If it’s friend we’ve got a lot of runway and a lot of opportunity.

And I said, as an example, Lincoln, to me, over the last several years has been building to be all about growth. Growth in the markets that we serve with the products that we serve those markets. And I said we’ve been fortunate that we’ve had good strategic positioning, so we’ve been able to grow. I said a lot of companies don’t necessarily have the same type of growth ambitions that Lincoln has. And if you don’t have those kind of growth ambitions, this could be a problem.

Going into baseball playoffs, one of them said, “Well let me use a baseball analogy.” And I said, “This combination, if it’s a baseball game is a 9 inning game.” With integration efforts that we have to go through and that we have to get right, we need to be finished in the first two innings. Because the next 7 innings have to be all about how do we continue to have the types of growth that this company is truly capable of.

One of that director’s associates said, “Well I disagree with you on one aspect. Integration is the 1st inning. Then we have 8 innings of growth.” That was very encouraging to me when you have that type of vision from a business perspective and where you want to be taking this combined company.

The two organizations, when they come together, will have a multi-channel platform with tremendous coverage across a full range of both retail and wholesale distribution, and the ability to have deepened relationships at all of those levels.

Second, the combination clearly provides significantly enhanced scale, broadens the product portfolio for each of the organizations. We will be a company that when this is done will have just shy of $10 billion in revenue and assets in excess of $150 billion – those are the numbers that by the way really propel us to the upper reaches of the U.S. life insurance space. We will have leadership positions in life, annuity, group benefit markets, the new employer markets that we’re creating. And obviously, as Delaware continues to have the success that it’s having, we will continue to grow and compound in our achievements there.

Third, we will benefit by earnings base and in particular with a mix of very stable life insurance earnings, though act as something that the marketplace can count on in a year-in, year-out basis, but yet will still keep the upside opportunity associated with having a good equity market exposure. One of the concerns that Fred Crawford and I have had, and Rich Vaughan and I prior to Fred achieving that role, his current position, is that our success on the variable annuity area and Delaware has been so stellar that our proportion of our earnings that were tied directly to the equity markets could get to a point where we felt uncomfortable.

We don’t want to have that type of exposure. Our fear was that, as a result of that, we might someday go to a Terry Mullen and say, “Terry, I know we have a powerful engine here, but you have to put a governor on it.” We can’t get any bigger on that. With this combination now in that large stable life insurance block, it gives us what I would consider today to be unlimited growth opportunities in our equity products area, whether they’re investment management, variable annuities, or variable life insurance.

Our complementary product lines in individual and employer markets is very strong. Lincoln is a company that I just mentioned, very strong in the variable product area. Jefferson Pilot very strong in the fixed product area. It allows us to really take the strength that we have and make 1 + 1 equal something quite a bit more than 2 in there.

As we look at this new business segment that we’re going to be creating that we announced, called Employer Markets, we have had a well-kept secret that frankly it’s embarrassing that it was a secret and it shouldn’t have been. And that is just how big Lincoln is in the qualified pension plan marketplace. When you look at our 401(k) business, our 403(b) business, we are the 6th largest life insurance company in that business and we’re in the top 20 of all financial services companies. Yet no one ever associated us with that because it was buried inside of our retail, life and annuity business lines, in particular the resale annuity business line.

Now as good and big as that is, if we look at Jefferson Pilot, they have a business that they call Benefit Partners. Its Benefit Partners does such things as group dental insurance, group disability insurance, group life insurance. It’s not the medical insurance that we used to be in at Lincoln. At 35,000 group clients, with 4 million covered lives in those 35,000 group clients, and no 401(k) capability. This is basically insurance brokerage, insurance brokerage which preferred to sell group annuity 401(k) rather than a mutual fund based 401(k). Lots of distribution capabilities and enhancements in here, and yet with all that revenue enhancement we didn’t have to count on any of that to make the numbers of this deal work here.

I think we will benefit from a stronger capital position. We know that demographically on a capital basis people will increasingly want to transfer their risk to the insurance industry, whether it’s in the form of what’s called mortality risk or the fear of living too long and outliving your savings, or the fear or not living long enough and dying too soon, or morbidity risk, the fear of injuries, needing long-term care, becoming a burden to your family. That can only shift to the insurance industry because banks and security firms can’t by law take on any of that risk. We want to be able to take that risk. We are a risk-bearing enterprise. To take on that risk you need capital. This significantly increases our capital position, and if you haven’t seen it, the rating agencies have all been very positive about the outcome and what this means, either immediately, or on a trend basis for our financial ratings, all of which is very good when you’re selling risk based products.

I’d like to talk a little bit about the basics here to make sure that we all understand that. When the merger is complete, the name will be Lincoln Financial Group. As Dennis Glass talked about, Lincoln has spent over $100 million just in the most recent several years building that brand. It has tremendous recognition in the marketplace. We want to continue to use that brand. Philadelphia will be the home of Lincoln Financial Group.

The center of operations for our annuity business is going to be in Fort Wayne. The center of operations for the life insurance is going to be in Greensboro. But very importantly, we will continue to maintain significant operations in other key cities including Hartford, Connecticut. I know there’s a lot of folks listening from Hartford that are probably very concerned about what is going to be going on there. I will be up there next week in person meeting with you, as will Dennis Glass. But to repeat that—we will continue to maintain significant operations in Hartford, Connecticut.

I’ll have the pleasure of serving as the Chairman and CEO of the company and Dennis Glass will hold the position of President and Chief Operating Officer.

In terms of governance, the board will be a 15-person board. It will consist of 8 individuals from Lincoln Financial Group and 7 individuals from Jefferson Pilot. We believe that good governance does include the continuation of a lead director, so we will continue to have a lead director, and that lead director will come from Jefferson Pilot.

The transaction is subject to approval of shareholders of both companies, of regulatory approvals and the customary closing conditions that occur in anything of this type. We expect the transaction to be able to close at the end of the first quarter 2006.

We were asked this morning in one of our groups about will people receive instructions and information about what we can talk about and can’t talk about as we look at integrating between the two companies. And the answer to that is yes, because until you reach certain milestones in this type of process, each company has to continue to operate as a stand-alone company out there. And there are areas in the general arena, the antitrust, that we have to make sure that we don’t cross over. So we will clearly be helping people identify what those are.

From a strategic perspective, it is an ideal fit. Our board of directors at one of their meetings asked the investment bankers, where do you think Wall Street’s reaction and the investment community’s reaction is going to be for this combination. And without being tongue-in-cheek or flip or anything, the investment banker said people are going to say, “It’s about time.” And the reason it’s about time is because there is such an ideal strategic fit.

I was asked by the rating agencies last week, “When did you first start talking?” And I said again, not to be flip but, “I think it was around 1991,” I said. Long before Dennis and

I were in our respective positions, our predecessors were talking with one another. When my predecessor retired, David Stonecipher who was Dennis Glass’s predecessor and I talked with one another. David retired, Dennis is there, Dennis and I talk with one another. This is something that has had a lot, a lot of air time from a strategic perspective.

What we came to really understand is, as discussion became deeper and more intense, all it did was to reinforce both of our views that our strategic goals and what was going to be happening in the landscape of competitors, of perspective, was really in sync with one another. And that is made a lot of sense.

From Lincoln’s perspective, our primary strategic goals have been to enhance scale and product mix, increase our operating efficiency and improve earnings stability. We know that from an operating efficiency perspective, just as recently as our second quarter when we did our analyst calls, analysts asked us, “You’re growing so well on the top line. Why aren’t we seeing it on the bottom line come through?” So that was an important part of this consideration to us.

At the same time, because of the heavy equity mix that we have in our businesses, as the equity markets go up, come down, we do get natural volatility. So we were looking for ways to help us there.

We were also seeking ways to continue to build our exposure in the retirement income segments, which is really becoming increasingly attractive and important as babyboomers mature. And that’s true whether you’re looking at the employer sponsored market perspective or the individual markets out there.

From the Jefferson Pilot side, this combination helps them to achieve their goals of greater scale, expanding its distribution channels and accelerating growth through more exposure to equity-oriented businesses. Dennis talked with the rating agencies last week about how long they have been wanting to be in, whether it’s the variable insurance products like VAs, or investment management. It’s been a strategic goal of theirs for a long time, but he said you can’t just put yourself in those businesses. The scale dimensions are enormous. In addition, Jefferson Pilot has been seeking ways to enhance its own retirement business and further build from their affluent markets down more into the mass affluent strategy so that they could take advantage of retirement income. And again, particularly coming out of their employer sponsored businesses.

All those are goals which are met through their combination with Lincoln.

So, as this slide shows, in many ways the transaction really is an ideal strategic combination in that it allows each company to reach important objectives that will drive benefits for our shareholders, for our strategic partners, our customers, and especially through our employees.

Based on the breadth and depth of our distribution channels that we serve, we will be among the most powerful insurance and financial services company in the industry.

Our strategic partner focus that we have been building under Lincoln Financial Distributors will enable us to continue to deepen those relationships with intermediary firms and to continue to take market share away from competitors.

Dennis and I did a media interview this afternoon and one of the things Dennis noted in there when he was asked, “What do you think competitors are going to be thinking about in this regard?” And Dennis said, “I think we have a lot of very nervous competitors out there right now.”

The combined organization’s earnings mix will be dominated by stable life insurance earnings and yet we’ll still get the upside opportunity of earnings that are equity market-driven – which is a very powerful combination for both stability and growth.

Our strength in life, variable annuities, asset management, the qualified plans of 401(k) & 403(b) are combined with Jefferson Pilot’s strengths in life and fixed annuities, equity indexed annuities, and group life & disability.

Jefferson Pilot also owns a communications company that operates TV and radio stations. We’ve been asked, both by analysts this morning as well as in our meeting interviews, “What are you going to be doing with that? Is this a part of the combined company?” The answer is, “Absolutely it is a part of the combined company.”

We want to have as diverse a source of earnings and free cash flow as we can by continuing to grow Delaware, Lincoln UK, the communications companies, it allows us to have unregulated ability to get dividends up to the holding company so that our holding company can turn around and reinvest back in all of the businesses that we operate in. Or if we’re able to generate, in those businesses, enough capital reinvest back in, then we can look at it for share repurchases, dividend strategies, or whatever else.

Some of our combined product leadership – we’ve talked about them on earlier calls today:

•	Total Life insurance, we will now be #5 in terms of sales.

•	But most importantly the #1 selling product in life insurance is universal life. We will be #1 in the #1 product.

•	#5 in VAs.

•	#6 in Variable Universal Life.

•	Lincoln has looked hard over the last 3 years plus into how to get into the equity index annuities. We’ll now be #8 in there.

•	#14 in fixed annuities.

•	I mentioned already that in defined contribution or retirement plans we’re #6.

•	We’ll be #8 in group disability.

•	And this year, once again, continued stellar performance coming out of Delaware with us being categorized at the 15th best mutual fund family out of 73 fund families.

Our national platform for distribution will include wirehouses, regional broker-dealers, independent planners, PPGAs, affiliated broker-dealers, marketing general agents, banks, employer sponsored and group channels. The slide that’s in front of you shows that each of our companies had pretty darn good distribution, but a couple of holes. When you put it together you’ve got what I think is the most exciting distribution platform in the industry. We also went through painstaking detail with the rating agencies and working with managements of both companies to assure the rating agencies that – that distribution powerhouse that we have here – will only be minimally impacted with clearly obvious types of things from an expense reduction perspective—almost nothing coming out of there.

Collectively we will have outstanding breadth and depth to meet the needs of the channels that we serve.

Each of the companies brings very distinct strengths in certain channels and we bring key relationships that fit nicely together. When you lay it all out, it really is quite easy to see how Jefferson Pilot complements our existing distribution and bolsters areas where we are limited, and how we do the same for Jefferson Pilot.

I want to really reinforce and stress that it is unusual to find companies that have the type of product breadth and distribution reach that we have, yet the overlap between that distribution is minimal. It really is very complementary overlap.

From a diversification of earnings perspective, the combined management and employee teams will be in a better position by far to more economically and effectively deliver outstanding products and services to the marketplace. That will enable us to continue to drive long-term, top line growth and profitability.

The combined company will have a very diverse earnings base with a very favorable mix of stability and growth coming from, once again, this large stable life insurance, balanced by about 30% or so in equity-oriented exposure.

We talked about Jefferson-Pilot Communications and the attractive portfolio of broadcast assets and cash flow that they have. And we have really looking forward to having that continue as an important part of this company.

I mentioned earlier that we spent a lot of time looking at the people side, the culture side between our two companies. We share very similar core values. We’re optimistic by how much similarity that we have here. Each company has a commitment to excellence and a commitment to maintaining the strength of our ratings. In terms of the management team going forward, we really, at all levels, will look to identify the best of the best and set very clear accountability.

Mergers, whether they are mergers of equal or just very heavy acquisition, overwhelming fail. Both of our companies have had unusually strong success as we have made acquisitions in the past. And the reason for that is we set accountabilities and responsibilities at the front end. People know what will be expected. There’s no confusion about who has what levels of authority and responsibility.

Dennis is going to be holding a newly created position of President and Chief Operating Officer inside of Lincoln.

Other key leadership positions are:

•	Barb Kowalczyk will continue to lead our Corporate Development efforts with her current responsibilities.

•	Beth Reeves will lead Human Resources.

•	Dennis Schoff will continue as General Counsel.

•	Fred Crawford will continue as Chief Financial Officer.

•	Terry Stone will continue as Communications Company president, although Fred, as I indicated, will be the CFO going forward. That was the second path that Terry had wanted.

•	Michael Tallett-Williams will continue to lead Lincoln UK.

•	We’re creating a new organization that really allows us to take a lot of the extraordinary efficiencies that they have at Jefferson Pilot, that’s their shared services and IT organization. Their leader there is an individual, Chuck Cornelio. Chuck will continue to lead that, but will be expanded now to include Lincoln.

•	Bob Dineen will continue to lead Lincoln Financial Advisors,

•	Jude Driscoll will continue to lead Delaware Investments in the Asset Management area.

•	Mark Konen will be the head of our life and annuity manufacturing organization. I was asked and called this morning, “Does that mean, that since we’re maintaining annuities in one city and life in another city, that we’re splitting them apart again?” The answer is absolutely not, there will still be a single management team under Mark’s leadership.

•	Warren May will lead Lincoln Financial Distributors. I know I’m looking at a room with a lot of people from LFD. One of the most-often-asked questions that I have had today is, “Is Warren going to be relocating to Philadelphia?” Warren has a child that’s a senior in high school. He’ll be working out of Philadelphia for the first year. And after that child graduates, he and Margaret will be relocating to Philadelphia.

•

We’ve asked Wes Thompson , I should actually say Wes Thompson came and asked me is a much more accurate way of saying it, “When we create this employer sponsored business line, the employer markets business line, I’d like to toss my hat in the ring to lead that.” It will be a very significant profit center for us and Wes really wanted to have the opportunity to lead that. I was delighted to hear his request for a number of reasons, not the least of which Wes has proven his ability to take something that doesn’t exist and turn it into something very powerful that does exist. We saw what he did with LFD and I’m very excited to see what he’ll be able to do with Employer Markets.

Beyond the strong cultural fit, both companies have outstanding track records for successful integrations. We were asked by the rating agencies whether or not we thought the challenges of combining companies this big will stretch us relative to what we have done previously. And the interesting thing about M&A, it’s as much work and just as difficult to integrate a small company as it is large company. All of the things that you have to pay attention to are there, regardless of whether or not it’s large or small.

Between our two companies we have had over $4 billion worth of acquisitions across 8 major corporate entities. We believe that a $7 billion plus combination across two entities will not be near as difficult as what we’ve gone through individually. Not to say it’s going to be easy. We’re going to have to work hard to do that. By the time we were finished with the rating agencies and really taking them through the detail of what we have done already, the rating agencies again, without exception, told us that they have not seen that amount of pre-planning of a combination from any other companies that they have talked with.

I know all of you in all the locations are going to have questions about what’s going to happen with operations at your specific location and within your specific departments. What I can tell you right now is we don’t have all of the answers. There are many decisions that have yet to be made. As I indicated earlier, there is some stuff that we can’t yet even talk about with one another. So we have to make sure that we get through the regulatory approval process on a lot of these things. But here’s what I can absolutely pledge:

When we do know something, and we’re able to tell you about it, we will tell you about it. When we don’t know something, we’re gonna tell you we just don’t have the answer to that yet. And if we do know something but we can’t tell you about it, we’ll tell you that we can’t tell you. So you will know what we know as we know it going through these processes.

We know is that this merger is absolutely going to present challenges for some employees, while at the same time it’s going to present opportunities for other employees. We know that mergers provide great opportunities for all individuals, whether they are in managerial, officer, or non-supervisory positions, to really develop and demonstrate competencies that can make everyone successful in any organization.

The combined company will be a true distribution powerhouse, with very deep relationships in every channel fueling continued strong growth.

We have very real, very achievable opportunities for value creation through expense savings and revenue synergies. To give you an idea, we talked about today that we will have a $180 million of cost saves over the three-year period of time. We also are going to incur $180 million of expenses associated with achieving those cost savings. That will happen roughly $90 million in the first year, $90 million in the second year. If you take that $180 million of cost saves that we have, pretax, tax effect it, and then you divide it by your cost of capital, you end up with $1.2 billion of value creation. It cost us about $770 million in the premium paid to Jefferson Pilot to create $1.2 billion of value creation here.

We have, I believe, a very excited, a dynamic and motivated management team that’s going to bring a lot of continuity as you see through the names that we have gone over here, starting on Day One – and we are very, very easy, or anxious I should say to get started.

At the same time I also realize it will be, not may be, but it will be an unsettling period for some people since we don’t have all the answers. We will be providing regular updates as we work together over the coming months and we will do all that we can to go overboard and over-communicate rather that under-communicate.

We have set up a mechanism for all employees to have the ability to send their questions to us. We encourage you to share them with your manager. We’re asking managers and officers to really help us gather concerns coming out of our employee base so that we can address those concerns. To the extent that you may be either uncomfortable or unable to talk with your manager for whatever reason, we also set up an e-mail address called AskLFG@LFG.com. We expect there’s going to be a lot of questions that come in, so we probably can’t guarantee a personal response to all of the e-mails, but what we will look at is what are all of the same themes frequently asked questions and we’ll put answers back on a regular basis to those.

I’d like to thank everybody in advance for your participation, your focused effort as we continue to keep the business not just running, but the business growing, to create this organization of the future. Great timeframe associated with this from a marketing perspective. And as the theme of our marketing this year is “Hello future,” and what better way to begin, than by looking at this combination and saying “Hello future.” Thanks for your support, and don’t forget that questions are encouraged and we look forward to bringing this together. Thank you.

*****

In connection with the proposed transaction, a registration statement, including a joint proxy statement/prospectus, and other materials will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when available), as well as other filings containing information about Lincoln and Jefferson-Pilot, without charge, at the Securities and Exchange Commission’s website (www.sec.gov). In addition, free copies of the registration statement and joint proxy statement/prospectus will be (when filed), and Lincoln’s other SEC filings are, also available on Lincoln’s website (www.lfg.com). Free copies of the registration statement and joint proxy statement/prospectus will be (when available), and Jefferson-Pilot’s other SEC filings are, also available on Jefferson-Pilot’s website (www.jpfinancial.com).

Lincoln, Jefferson-Pilot, their respective directors and officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lincoln’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on April 8, 2005, and information regarding Jefferson-Pilot’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on March 24, 2005. More detailed information regarding the identity of potential participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC in connection with the proposed transaction.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for historical information contained in this document, statements made in this document are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). A forward-looking statement is a statement that is not a historical fact and, without limitation, includes any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like: “believe,” “anticipate,” “expect,” “estimate,” “project,” “will,” “shall” and other words or phrases with similar meaning. We claim the protection afforded by the safe harbor for forward-looking statements provided by the PSLRA. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the results contained in the forward-looking statements. Risks and uncertainties that may cause actual results to vary materially, some of which are described within the forward-looking statements include, among others: (1) the shareholders of Lincoln and/or Jefferson-Pilot may not approve and adopt the merger agreement and the transactions contemplated by the merger agreement at the special shareholder meetings; (2) we may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause us to abandon the merger; (3) we may be unable to complete the merger or completing the merger may be more costly than expected because, among other reasons, conditions to the closing of the merger may not be satisfied; (4) problems may arise with the ability to successfully integrate Lincoln’s and Jefferson-Pilot’s businesses, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may not be able to achieve the expected synergies from the merger or it may take longer than expected to achieve those synergies; (6) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from our expectations; (7) the credit and insurer financial strength ratings of the combined company and its subsidiaries may be different from what the companies expect; and (8) the combined company may be adversely affected by future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors.

The risks included here are not exhaustive. The annual reports on Form 10-K, current reports on Form 8-K and other documents filed by Lincoln and Jefferson-Pilot with the Securities and Exchange Commission include additional factors which could impact our businesses and financial performance. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this document, except as may be required by law.